[Letterhead of Thompson Hine LLP]

January 24, 2006

By EDGAR and Fax

Linda van Doorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    InnSuites Hospitality Trust
Form 10-K for the year ended January 31, 2005
Form 10-Q for the quarter ended April 30, 2005
Form 10-Q for the quarter ended July 31, 2005
Form 10-Q for the quarter ended October 31, 2005
File No. 1-07062

Dear Ms. van Doorn:

This letter is in response to your letter dated January 11, 2006 addressed to Anthony B. Waters, Chief Financial Officer of InnSuites Hospitality Trust (the “Trust”).

Your letter indicated that the Securities and Exchange Commission staff’s comments should be addressed in the Trust’s filings with the SEC to the extent applicable.  Further, your letter indicated that where the Trust’s management felt appropriate, an explanation should be made as to why a comment is considered to be inapplicable or why a revision of the Trust’s related disclosures is unnecessary.  As indicated in the responses below, the Trust will address the staff’s comments in its filings, either by amending its past filings or reflecting the staff’s comments in its future filings.  Please advise us if you are comfortable with this approach to your comments.

The Trust believes that the filings that are the subject of your letter were in material compliance with federal securities laws at the time of their filing, but nonetheless agree that disclosure practices are subject to continuous refinement.

The numbers of the items shown below in this response letter correspond to the similarly-numbered staff comments in your January 11 letter.

Form 10-K for the year ended January 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 13

1.               Please revise your discussion of cash flows provided by operating activities to discuss the underlying drivers impacting the changes in working capital.  Refer to SEC Release 33-8350.

The underlying drivers impacting the changes in working capital are discussed in more detail on page 9 in the second, third and fourth paragraphs under the heading “Overview” of Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Pursuant to your request, in future filings, the Trust will add a discussion of these drivers under the heading “Liquidity and Capital Resources” as well.

Contractual Obligations, page 16

2.               Please revise your disclosure to include interest in your table or a discussion in the text.  Refer to SEC Release 33-8350.

Pursuant to your request and in accordance with the guidance contained in SEC Release No. 33-8350 (particularly footnote 46 thereof), the Trust will amend its Form 10-K for the year ended January 31, 2005 to include a discussion in the text following the table of interest due in future periods, including the amount and timing of such interest payments.

Consolidated Financial Statements

Note 19 – Properties Held for Sale and Sale of Hotel Properties

3.               With respect to your hotel properties held for sale and sold during the year, please tell us how you analyzed the conditions outlined in paragraph 42 of SFAS 144 in evaluating whether the properties qualified for reporting as discontinued operations.  In addition, please advise us and expand your accounting policy disclosure to clarify how you determine whether the disposal of hotel properties should be accounted for as discontinued operations.  If the reason these properties were not accounted for as discontinued operations was because of the registrant’s continuing involvement with those properties as outlined in EITF 03-13, please clarify that to us and expand your accounting policy in future filings to clarify this.  Please note that each property disposition typically represents a component of the business and as such is accounted for as discontinued operations under SFAS 144.

The properties listed in Note 19 – “Properties Held for Sale and Sale of Hotel Properties” were not accounted for as discontinued operations.   Based upon EITF Abstract Issue No. 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations,” the Trust concluded that it is not necessary to report as discontinued operations hotels “held for sale” or “disposed of” when the Trust maintains significant continuing involvement.  The Trust provides management, trademark, reservations and advertising services to the Tempe, San Diego and Phoenix hotels, which provides the Trust the ability to influence significantly the operating and financial polices of these hotels and which we believe constitutes significant continuing involvement for purposes of EITF 03-13.

Pursuant to your request, the Trust will expand its accounting policy discussion in future filings to clarify why the Trust did not report certain hotel dispositions as discontinued operations.

Item 9A – Controls and Procedures, page 48

4.               We note the statement that your principal executive officer and principal financial officer concluded, “except as described below,” that the Trust’s disclosure controls and procedures are effective.  Given the exceptions noted, it remains unclear whether your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your principal executive officer and your principal financial officer on the effectiveness of your disclosure controls and procedures.  For example, if true, you may state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as your provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Or, if true, you may state that given the identified matters, your disclosure controls and procedures are not effective.  You may not, however, state that your disclosure controls and procedures are effective except to the extent that they are not effective.

Pursuant to your request, the Trust will amend its Form 10-K for the year ended January 31, 2005 to state that the principal executive officer and the principal financial officer concluded that the Trust’s disclosure controls are effective including consideration of the identified matters and to provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  We propose to amend the first paragraph of Item 9A to read as follows:

“As of the end of the period covered by this report, the Trust conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the Trust’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, the principal executive officer and principal financial officer concluded that the Trust’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Trust in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  During the fourth quarter of fiscal year 2005, the Trust took the actions described below to strengthen its disclosure controls and procedures and internal control over financial reporting in response to the issues described below that were identified by the Trust’s management and independent accountants.  These actions enabled the principal executive officer and principal financial officer to conclude that the Trust’s disclosure controls and procedures remained effective.  Except as described below, there was no change in the Trust’s internal control over financial reporting during the Trust’s most recently completed fiscal year that has materially affected, or is reasonably likely to materially affect, the Trust’s internal control over financial reporting.”

Form 10-Q for the quarter ended July 31, 2005

Consolidated Financial Statements

Note 6 – Sale of Hotel Property, page 9

5.               We note that the gain on the sale of your Phoenix, Arizona hotel was recorded as a capital contribution due to the relationship between Wirth and the Trust.  Please clarify for us your basis in GAAP for accounting for the gain on this transaction as a capital transaction.  Clarify to us if the appraised value of the property was not considered to be a reliable estimate of the fair value of the property, and if so, explain why.  If the accounting was based on your conclusion that Phoenix Northern Resort LLC and the Trust are under the common control of Mr. Wirth, clarify to us how the criteria of EITF 02-5 were met.  In addition, describe to us the nature of any continuing involvement the registrant has with the sold hotel and how that continuing involvement was considered in the context of whether a sale should be recognized under SFAS 66.

As a result of your comment, the Trust has reviewed its accounting with respect to this transaction and has decided to amend its filings on Form 10-Q for the quarterly periods ended July 31, 2005 and October 31, 2005 to account for the gain on sale of the Phoenix hotel as income instead of a capital contribution.  In response to your comment and your request for clarification, we note the following:

•                  Accounting for the sale of the Phoenix hotel as a capital transaction was based on our conservative judgment regarding the transaction which considered Mr. Wirth’s 66.7% ownership of the Trust’s Shares of Beneficial Interest, his initial involvement in forming Phoenix Northern Resort LLC, his ownership, at the time of sale, of a 35.4% interest in Phoenix Northern Resort LLC, and the role of Rare Earth Financial, an affiliate of Mr. Wirth, as the administrative member of Phoenix Northern Resort LLC.  However, upon further consideration, the Trust has determined that the criteria of EITF 02-5 were not met because neither Mr. Wirth, members of his family nor any affiliated group held more than 50% of the voting ownership interest of each entity.

•                  The Trust considered the appraised value of the property to be a reliable estimate of the fair value of the property.

•                  The Trust has continuing involvement with the hotel through management and licensing agreements which are based on a percentage of revenue and paid monthly. A sale was recognized under SFAS 66 since the usual risks and rewards of ownership were passed to the buyer.

The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to a filing; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call me at (216) 566-5738 or Anthony Waters at (602) 944-1500 x207 if you have any questions.

Very truly yours,

/s/ Daniel T. Young

Daniel T. Young

cc:	James Wirth, InnSuites Hospitality Trust
Anthony Waters, InnSuites Hospitality Trust
Mark Weber, Epstein, Weber & Conover, P.L.C.